FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated June 8, 2017

TRANSLATION
Autonomous City of Buenos Aires, June 8, 2017
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Changes in the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VI of the Merval Listing Regulations, in order to report changes in the Senior Management Structure of YPF S.A. (the "Company").

In that connection, please be advised that the Board of Directors of the Company approved the appointment of Mr. Carlos Agustín Colo as the Reserves Auditor, replacing Mr. Javier Gustavo Sanagua, who will serve as  Geosciences & Reservoirs Manager, within the Upstream Executive Vice Presidency.

Yours faithfully,

Daniel González
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 12, 2017	By:	/s/ Daniel González
	Name: Title:	Daniel González Market Relations Officer